UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 1-34948

Brookfield Property REIT Inc. (formerly known as GGP Inc. (“GGP” or the “Company”))
(Exact name of registrant as specified in its charter)

250 Vesey Street, 15th Floor New York, New York 10281 (212) 417-7000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.01 per share, of GGP 6.375% Series A Cumulative Redeemable Preferred Stock, par value $0.01 per share, of GGP
(Title of each class of securities covered by this Form)

Class A Stock, par value $0.01 per share 6.375% Series A Cumulative Redeemable Preferred Stock, par value $0.01 per share
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Common Stock, par value $0.01 per share, of GGP: 0

6.375% Series A Cumulative Redeemable Preferred Stock, par value $0.01 per share, of GGP: 0

Pursuant to the requirements of the Securities Exchange Act of 1934, Brookfield Property REIT Inc., the successor company to the Company, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Brookfield Property REIT Inc.

as successor in interest to the Company

By: /s/ Michelle Campbell

Name: Michelle Campbell

Title:   Secretary

Date: September 7, 2018